SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION l5(d) OF THE SECURITIES EXCHANGE ACT OF l934

For the period ended August 1, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 0-16350

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Ogilvy & Mather Savings and Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WPP plc

27 Farm Street

London, United Kingdom, W1J5RJ

OGILVY & MATHER SAVINGS AND INVESTMENT PLAN

*	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the

Ogilvy & Mather Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Ogilvy & Mather Savings and Investment Plan (the “Plan”) as of August 1, 2017 and December 31, 2016, and the related statement of changes in net assets available for benefits for the period from January 1, 2017 to August 1, 2017. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of August 1, 2017 and December 31, 2016, and the changes in net assets available for benefits for the period from January 1, 2017 to August 1, 2017, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of Form 5500, Schedule H, Part IV, line 4i - Schedule of Assets (Held at End of Period) – August 1, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements, but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/S/ BENCIVENGA WARD & COMPANY, CPA’S, P.C.

Valhalla, New York

January 26, 2018

OGILVY & MATHER SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AUGUST 1, 2017 (DATE OF ASSET TRANSFER) AND DECEMBER 31, 2016

	2017	2016
ASSETS
Investments, at fair value	$—	$301,453,946

Receivables:
Employer contributions	—	261,100
Participant contributions	—	677,155
Notes receivable from participants	—	3,581,137

Total receivables	—	4,519,392

NET ASSETS AVAILABLE FOR BENEFITS	$—	$305,973,338

See accompanying notes to the financial statements.

OGILVY & MATHER SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE PERIOD FROM JANUARY 1, 2017 TO AUGUST 1, 2017 (DATE OF ASSET TRANSFER)

ADDITIONS:

Net investment income:
Interest and dividend income	$1,503,688
Net appreciation in fair value of investments	33,464,501

Net investment income	34,968,189

Interest income on notes receivable from participants	75,215

Contributions:
Employer contributions	7,854,585
Participant contributions	13,377,051
Rollover contributions	1,339,215

Total contributions	22,570,851

Total additions	57,614,255

DEDUCTIONS:

Benefits paid to participants	21,210,413
Administrative expenses	51,066

Total deductions	21,261,479

NET INCREASE	36,352,776

Transfer of Plan assets due to merger	(342,326,114)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	305,973,338

End of period	$—

See accompanying notes to the financial statements.

OGILVY & MATHER SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AUGUST 1, 2017 (DATE OF ASSET TRANSFER) AND DECEMBER 31, 2016

1.	DESCRIPTION OF THE PLAN

The following description of the Ogilvy & Mather Savings and Investment Plan (the “Plan”), as amended and restated effective January 1, 2017, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Effective July 1, 2014, the Plan name was changed from the Ogilvy & Mather Profit Sharing Retirement and 401(k) Plan to the Ogilvy & Mather Savings and Investment Plan.

General

The Plan is a defined contribution plan sponsored by The Ogilvy Group, LLC (the “Company”), a wholly-owned subsidiary of WPP plc. The Plan covers all full-time, part-time and eligible temporary employees of The Ogilvy Group, LLC, A. Eicoff & Company, Inc., Ogilvy Public Relations Worldwide Inc., Soho Square Public Relations, Inc., Feinstein Kean Healthcare, Soho Square, LLC, Leopard Communications, Inc., Geometry Global, LLC, EffectiveUI, Inc., and Maxx Marketing, Inc. (collectively the “Companies”).

Mercer HR Services, LLC, is the Record Keeper and Trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is administered by the Retirement Plan Committee (“Committee”), which was established by the Board of Directors of the Company.

Effective August 1, 2017, the Company became a participating employer in The Savings & Investment Plan (“SIP”), a plan sponsored by WPP Group USA, Inc. (“WPP”), an affiliate of the Company, and merged the Plan with and into the SIP. All assets of the Plan representing all participant account balances were transferred to the SIP on August 1, 2017, as part of the merger.

Contributions/Eligibility

Deferred Contributions

Participants may elect to make 401(k) contributions in an amount from 1% to 50% of their eligible compensation in any calendar year. These contributions constitute salary reductions and are subject to tax deferral under the Internal Revenue Code (“IRC”). In addition, participants may make Roth elective deferrals to their account.

Eligible employees hired on or after April 1, 2013 are automatically enrolled in the Plan at a deferral rate of 4% of their eligible compensation, unless the employee elects prior to his or her date of Plan participation either not to defer compensation or to defer a larger or smaller percentage of compensation. Such election must be made in writing, or via telephone or internet access to the Company’s Benefits Department. An employee who is automatically enrolled in the Plan on or after July 1, 2014, and who has not opted out of contributing by their one year anniversary of their auto-enrollment date, will have his or her salary reduction contribution percentage escalated once by 1%.

For Plan years 2017 and 2016, eligible compensation is limited to $270,000 and $265,000, respectively. The maximum 401(k) contribution as established by the Internal Revenue Service (“IRS”) for the years 2017 and 2016, was $18,000.

OGILVY & MATHER SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AUGUST 1, 2017 (DATE OF ASSET TRANSFER) AND DECEMBER 31, 2016

1.	DESCRIPTION OF THE PLAN - (continued)

Catch-up Contributions

In addition, participants who have attained the age of 50 before the close of the Plan year, may make catch-up contributions in accordance with the IRC. The maximum amount of catch-up contributions for the years 2017 and 2016, was $6,000.

All employees are eligible to participate in the Plan, except employees who are: (a) covered by collective bargaining agreements, unless otherwise stipulated in such collective bargaining agreements, (b) non-resident aliens, (c) leased employees or independent contractors and, (d) experiential field employees. Effective July 1, 2014, employees who are determined to be temporary, part-time or contingent employees are eligible to participate on the first day of the month coinciding with, or next following, the completion of one year of service, as defined in the Plan. All other employees are eligible to participate on the first day of the month coinciding with, or next following, the ninety day anniversary of the employment commencement date, as defined.

Employer Contributions

Effective July 1, 2014, eligible employees of the Companies (other than EffectiveUI, Inc.) who are hired on or after July 1, 2014, or employees who are rehired or transferred to a company on or after July 1, 2014 and who are not eligible to accrue a benefit under the Ogilvy & Mather Account Balance Defined Benefit Pension Plan, are entitled to an employer matching contribution and an annual true-up matching contribution. The matching contribution shall be equal to the first 5% of the participant’s compensation that is deferred into the Plan for each payroll period. The annual true-up employer matching contribution will be credited to those participants who did not receive an employer matching contribution in the amount of 100% of the first 5% of compensation contributed during the Plan year. Catch-up contributions are not eligible for matching contributions. Employer contributions to the Plan for those eligible employees hired prior to July 1, 2014 are made at the discretion of the management of the Companies. Effective January 1, 2016, eligible employees of EffectiveUI, Inc. are entitled to an employer matching contribution equal to the first 2% of their compensation deferred into the Plan for each payroll period. Effective May 1, 2017, employer matching contributions and true-up contributions for employees of EffectiveUI, Inc., will be equal to the first 5% of their compensation deferred into the Plan.

Transition Contributions

Effective January 1, 2017, certain eligible employees of the Companies may receive a discretionary Transition Contribution equal to 2% of such employee’s compensation subject to a maximum compensation limit of $230,000. Eligible employees must remain continuously employed by one of the Companies or an affiliate through December 31st of each Plan year.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the allocation of employer contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

OGILVY & MATHER SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AUGUST 1, 2017 (DATE OF ASSET TRANSFER) AND DECEMBER 31, 2016

1.	DESCRIPTION OF THE PLAN - (continued)

Investments

Participants direct the investment of their account balances from among various investment options offered by the Plan. The Plan offers a number of mutual funds, a common collective trust fund and the WPP Stock Fund, which invests in American Depositary Shares of WPP plc (“WPP plc ADSs”).

Forfeited Accounts

At December 31, 2016, forfeited non-vested accounts totaled $865,452. These amounts can be used to reduce future employer contributions or pay administrative expenses under the Plan. During the period from January 1, 2017 through August 1, 2017, none of these forfeiture amounts were used for these purposes. Forfeitures of $1,472,578 were transferred to the SIP on August 1, 2017 as part of the merger of the Plan with and into the SIP. This amount was included in net assets transferred out in the Statement of Changes in Net Assets Available for Benefits.

Vesting

In general, except as provided below, all participants, other than those transferred from the Ogilvy Public Relations Worldwide 401(k) Plan (“OPR Participants”), are fully vested in their accounts at all times. Elective employee 401(k) contributions and earnings thereon are always fully vested. Participants are also fully vested in their Roth elective deferrals.

OPR Participants, whose accounts include prior employer contributions that were transferred into the Plan, vest in those contributions as follows:

Years of Vesting Service	Vested Percentage
1 but less than 2	0
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 or more	100%
On or after 65th birthday, disabled or death	100%

Participants become vested in their Employer Matching Contributions, effective on and after January 1, 2014, and in their Transition Contributions effective on and after January 1, 2017 when: a) they have completed three years of vesting service with the Company or an affiliate; b) attains age 65 while an employee; c) becomes disabled; or d) dies while an employee.

Notes Receivable from Participants

Eligible employees can request a Plan loan. Only two personal loans and one residential loan can be outstanding at any time. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the Committee. Loan repayment terms are generally five and fifteen years for personal and residential loans, respectively. Principal and interest are paid ratably through payroll deductions.

OGILVY & MATHER SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AUGUST 1, 2017 (DATE OF ASSET TRANSFER) AND DECEMBER 31, 2016

1.	DESCRIPTION OF THE PLAN - (continued)

Notes Receivable from Participants – (continued)

Upon termination of employment, a participant can: (a) pay off the entire outstanding loan balance, (b) transfer the loan to a successor employer qualified retirement plan as part of an eligible rollover distribution, or (c) elect to continue repayment in a form or manner determined by the Committee, subject to the provisions of the Plan. An eligible employee, who takes an approved unpaid leave of absence, as defined in the Plan, may discontinue payments on the loan for a period of absence up to 12 months. Upon a return to employment, the eligible employee must repay the missed payments within the original loan term. Loans are not available from Transition Contributions.

Payment of Benefits

Plan participants or beneficiaries, including domestic partners, are eligible to receive a benefit payment equal to their vested account balance upon termination of employment, retirement, or death, as stipulated in the Plan document. Benefits are paid in a single lump-sum payment, subject to certain restrictions as defined in the Plan. All distributions under the Plan are made in cash, except to the extent that the participant has an investment in the WPP Stock Fund and elects to have such portion of the participant’s account distributed in WPP plc ADSs held in the WPP Stock Fund. The Plan was amended in 2004 to allow for in-service age 59 1⁄2 withdrawals and in-service rollover withdrawals.

The Committee may permit an eligible employee, as defined in the Plan, to withdraw all or a portion of a participant’s account balance upon the next valuation date upon hardship subject to certain provisions in the Plan. Hardships are defined in the Plan document as certain medical expenses, purchase of a primary residence, payment of certain tuition and education fees, and to prevent eviction from a participant’s primary residence. Hardships also include certain payments for burial and funeral expenses and damages to a principal residence, as defined by the IRC. A participant receiving a hardship withdrawal may not make employee contributions to any plans maintained by the Company or Companies for a period of six months.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

OGILVY & MATHER SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AUGUST 1, 2017 (DATE OF ASSET TRANSFER) AND DECEMBER 31, 2016

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are charged directly to the borrowing participant’s account and are included in administrative expenses when incurred. No allowance for credit losses has been recorded at August 1, 2017 or December 31, 2016. If a participant does not make note repayments and the Plan Administrator considers the participant note to be in default, the note balance is reduced, and the delinquent participant note receivable is recorded as a benefit payment based on the terms of the Plan document.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the IRS, are recorded as a liability, with a corresponding reduction to contributions. There were no excess contributions for the period ended August 1, 2017 or for the year ended December 31, 2016.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation/depreciation of fair value of investments.

Subsequent Events

The Plan’s management has evaluated subsequent events through January 26, 2018, the date the financial statements were available to be issued, and no additional disclosures were required.

3.	FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under the FASB Accounting Standards Codification (ASC) 820 are described as follows: Level 1 inputs consist of unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access; Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or other inputs that are derived principally from, or corroborated by, observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability. Level 3 inputs are unobservable and significant to the fair value measurement.

OGILVY & MATHER SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AUGUST 1, 2017 (DATE OF ASSET TRANSFER) AND DECEMBER 31, 2016

3.	FAIR VALUE MEASUREMENTS - (continued)

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value.

Mutual Funds

The mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

WPP Stock Fund

The fair value of the WPP Stock Fund is based on quoted NAV of the shares held by the Plan at year-end.

The Putnam Stable Value Fund

The Putnam Stable Value Fund (“PSVF”), a common collective trust, invests directly or indirectly in fully benefit–responsive investment contracts. The PSVF is valued at the NAV as provided by the trustee, which is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the PSVF, the issuer reserves the right to temporarily delay withdrawal from the PSVF in order to ensure that securities liquidations will be carried out in an orderly business manner. The PSVF, included in the fair value hierarchy table below, files a U.S. Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, as a direct filing entity. Accordingly, certain disclosure requirements under FASB ASU 2015-12 with respect to investment strategies for investments measured using the net asset value practical expedient are not required in this report.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2016. There were no assets held at August 1, 2017.

	Investments at Fair Value as of
	December 31, 2016
	Level 1	Total

Mutual funds	$261,638,835	$261,638,835
Cash	37,100	37,100
WPP Stock Fund	8,877,164	8,877,164

Total investments in the fair value hierarchy	270,553,099	270,553,099

Investment in the Putnam Stable Value Fund (a)	—	30,900,847

Investments at fair value	$270,553,099	$301,453,946

(a)	In accordance with FASB Subtopic 820-10, certain investments that are measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

OGILVY & MATHER SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AUGUST 1, 2017 (DATE OF ASSET TRANSFER) AND DECEMBER 31, 2016

3.	FAIR VALUE MEASUREMENTS - (continued)

Investments Measured at Fair Value Using the Practical Expedient

The following table summarizes investments for which fair value is measured using the NAV per share practical expedient for the PSVF as of December 31, 2016. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

As of December 31, 2016
Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
$30,900,847	Not applicable	Daily	60 Days

4.	TAX STATUS

The IRS has determined and informed the Company by a letter dated May 1, 2014, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2013.

5.	PARTY-IN-INTEREST TRANSACTIONS

The Plan provides participants the option to invest in the WPP Stock Fund, a party-in-interest. At December 31, 2016 the Plan held 80,220 WPP plc ADSs in the WPP Stock Fund valued at $8,877,164. These transactions qualify as exempt party-in-interest transactions. There have been no known prohibited transactions with parties-in-interest.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

7.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

OGILVY & MATHER SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AUGUST 1, 2017 (DATE OF ASSET TRANSFER) AND DECEMBER 31, 2016

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2016, to the IRS Form 5500:

2016
Net assets available for benefits per financial statements	$305,973,338
Deemed loans	(410,574)

Net assets available for benefits per IRS Form 5500	$305,562,764

The following is a reconciliation of the change in net assets available for benefits per the financial statements for the period from January 1, 2017 to August 1, 2017 to the IRS Form 5500:

2017
Change in net assets available for benefits per financial statements	$36,352,776
Other adjustments	16,768

Change in net assets available for benefits per IRS Form 5500	$36,369,544

The following is a reconciliation of asset transfers out of the Plan per the financial statements for the period from January 1, 2017 to August 1, 2017 to the IRS Form 5500:

2017
Asset transfers out of the Plan per the financial statements	$342,326,114
Deemed loans	(393,806)

Asset transfers out of the Plan per IRS Form 5500	$341,932,308

9.	NET ASSET TRANSFERS

On August 1, 2017, all assets of the Plan, representing all participant account balances in the amount of $342,326,114, were transferred to the SIP, as part of the merger of the Plan with and into the SIP.

*****

EIN: 13-2555496 PN: 001	OGILVY & MATHER SAVINGS AND INVESTMENT PLAN

Form 5500, Schedule H, Part IV, line 4i - Schedule of Assets (Held at End of Period) August 1, 2017 (Date of Asset Transfer)

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

NO ASSETS WERE HELD IN THE PLAN AT THE END OF THE PERIOD

	Total Assets Held at End of Period			$—

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OGILVY & MATHER SAVINGS AND INVESTMENT PLAN

Date: January 26, 2018	By:	/s/ Gerri Stone
	Name:	Gerri Stone
	Title:	Senior Partner, Director of Benefits NA

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm